                                                   Filed Pursuant to Rule 424b5
                                            Registration Statement No. 33-57719
PROSPECTUS SUPPLEMENT

(To Prospectus dated June 28, 1995)

                                2,100,000 Shares

                             CMS Energy Corporation

                                  COMMON STOCK

                            ------------------------

ALL OF THE SHARES OF CMS ENERGY'S COMMON STOCK ($.01 PAR VALUE) BEING OFFERED HEREBY (THE "SHARES") ARE BEING SOLD BY CMS ENERGY. CMS ENERGY'S COMMON STOCK
  IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "CMS." ON OCTOBER 31, 1996, THE LAST REPORTED SALE PRICE OF CMS ENERGY'S COMMON STOCK ON THE
    NEW YORK STOCK EXCHANGE WAS $31 5/8 PER SHARE.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL
              OFFENSE.

                            ------------------------

     The Shares will be purchased from CMS Energy by Morgan Stanley & Co. Incorporated (the "Underwriter") at a price of $30 1/2 per share (resulting in $64,050,000 aggregate net proceeds (before expenses) to CMS Energy). CMS Energy will pay certain expenses of the offering estimated at approximately $30,000.

     The Shares may be offered by the Underwriter from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange or on other national securities exchanges on which CMS Energy's Common Stock is traded, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated, subject to prior sale, when, as and if delivered to and accepted by the Underwriter. See "Underwriter."

     CMS Energy has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriter, and subject to approval of certain legal matters by Reid & Priest LLP, counsel to the Underwriter. It is expected that delivery of the Shares will be made on or about November 6, 1996 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------

                             MORGAN STANLEY & CO.
                                 Incorporated

November 1, 1996.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR BY THE UNDERWRITER. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT          PAGE
                                       ----
Prospectus Supplement Summary........   S-3
Use of Proceeds......................   S-5
Issuance of Class G Common Stock.....   S-5
Recent Developments..................   S-6
Transfer Agent.......................   S-7
Incorporated Documents...............   S-7
Underwriter..........................   S-7
Legal Opinions.......................   S-8
Experts..............................   S-8

             PROSPECTUS                PAGE
                                       ----
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
CMS Energy...........................     3
CMS Energy Michigan Limited
  Partnership........................     3
Use of Proceeds......................     4
Ratio of Earnings to Fixed Charges
  and Ratio of Earnings to Fixed
  Charges and Preferred Stock
  Dividends..........................     5
Description of Securities............     6
Legal Opinions.......................    27
Experts..............................    27
Plan of Distribution.................    27

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, ANY OTHER STOCK EXCHANGE ON WHICH THE COMMON STOCK HAS BEEN ADMITTED TO TRADING PRIVILEGES, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated by reference herein or therein. The documents so incorporated by reference are available from CMS Energy upon request.

                                  THE COMPANY

     CMS Energy, incorporated in 1987, is the parent holding company of Consumers Power Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving all of Michigan's Lower Peninsula, is the largest subsidiary of CMS Energy. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy related businesses including: (i) oil and gas exploration and production, (ii) development and operation of independent power production facilities, (iii) marketing gas to utility, commercial and industrial customers and (iv) transmission, storage and processing of natural gas.

     CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) gas utility operations;
(iii) oil and gas exploration and production operations; (iv) independent power production; and (v) gas marketing, transmission, storage and processing. Consumers or Consumers' subsidiaries are engaged in two segments; electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations. CMS Energy and its subsidiaries routinely evaluate, invest in and acquire energy-related assets and/or companies both domestically and internationally. Consideration for such transactions may involve the delivery of CMS Energy's Common Stock, cash or other securities.

     CMS Energy's 1995 consolidated operating revenue was $3,890 million. This consolidated operating revenue was derived from its electric utility operations (approximately 59% or $2,277 million), its gas utility operations (approximately 31% or $1,195 million), gas transmission, storage and marketing (approximately 5% or $196 million), oil and gas exploration and production activities (approximately 3% or $108 million) and independent power production activities (approximately 2% or $96 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. The unconsolidated share of non-utility electric generation and gas transmission and storage revenue for 1995 was $523 million.

     Consumers is a public utility serving gas or electricity to almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission ("MPSC") and the Federal Energy Regulatory Commission.

     The foregoing information concerning CMS Energy and its subsidiaries does not purport to be comprehensive. For additional information concerning CMS Energy and its subsidiaries' business and affairs, including their capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which those companies are subject, prospective purchasers should refer to the Incorporated Documents (as defined in the accompanying Prospectus).

                                  THE OFFERING

Shares offered..........................................   2,100,000 shares of Common Stock,
                                                           $.01 par value
Common Stock outstanding as of October 31, 1996.........   92,529,498 shares
Use of Proceeds.........................................   The net proceeds will be used for
                                                           general corporate purposes.
Common Stock Prices:
  Reported Ranges -- 1995    (Second Quarter)...........   $22 1/2 - $25 3/8
                             (Third Quarter)............   $23 3/8 - $26 3/8
                             (Fourth Quarter)...........   $26   - $30
                     1996    (First Quarter)............   $27 13/16 - $31 7/8
                             (Second Quarter)...........   $28   - $31 1/4
                             (Third Quarter)............   $29   - $31 5/8
                             (Fourth Quarter to
                             October 31)................   $30 1/8  - $32
Reported last sale on NYSE-- October 31, 1996..........    $31 5/8
Current indicated annual dividend rate per share........   $1.08
NYSE symbol.............................................   CMS

                      SUMMARY FINANCIAL DATA OF CMS ENERGY

     The following is a summary of certain financial information of CMS Energy and its consolidated subsidiaries and is qualified in its entirety by, and should be read in conjunction with, the detailed information and consolidated financial statements, including notes thereto, which are incorporated in the accompanying Prospectus by reference. See "Incorporation of Certain Documents By Reference" in the accompanying Prospectus and "Incorporated Documents" herein.

                                                      SIX MONTHS
                                                    ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                                  ------------------    ------------------------------
                                                   1996        1995      1995        1994        1993
                                                  ------      ------    ------      ------      ------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Operating Revenue............................   $2,217      $1,952    $3,890      $3,614      $3,476
  Pretax operating income......................   $  370      $  330    $  603      $  503      $  439
  Net income...................................   $  138      $  119    $  204      $  179      $  155
  Earnings per average common share -- CMS
     Energy Common Stock.......................   $ 1.37      $ 1.36    $ 2.27      $ 2.09      $ 1.90
  Earnings per average common share -- Class G
     Common Stock..............................   $ 1.66          --    $  .38          --          --
  Average shares of CMS Energy Common Stock
     outstanding (in thousands)................   91,828      87,454    88,810      85,888      81,251
  Average shares of Class G Common Stock
     outstanding (in thousands)................    7,662          --     7,511          --          --
  Cash dividends declared per share of CMS
     Energy Common Stock.......................   $  .48      $  .42    $  .90      $  .78      $  .60
  Cash dividends declared per share of Class G
     Common Stock..............................   $  .56          --    $  .56          --          --
BALANCE SHEET DATA:
  Net plant and property.......................   $5,094      $4,864    $5,074      $4,814      $4,583
  Total assets.................................   $8,149      $7,483    $8,143      $7,378      $6,958
  Long-term debt, excluding current
     maturities................................   $3,116      $2,748    $2,906      $2,709      $2,405
  Notes payable................................   $  108      $  309    $  341      $  339      $  259
  Other liabilities............................   $2,894      $2,841    $3,071      $2,867      $3,165
  Company-obligated mandatorily redeemable
     preferred securities of Consumers Power
     Company Financing I.......................   $  100          --        --          --          --
  Preferred stock of subsidiary................   $  356      $  356    $  356      $  356      $  163
  Common stockholders' equity..................   $1,575      $1,229    $1,469      $1,107      $  966

                                USE OF PROCEEDS

     CMS Energy will apply the net proceeds from the sale of the Shares for its general corporate purposes. Initially such proceeds may be used to repay a portion of CMS Energy's indebtedness under the Credit Facility under which short-term borrowings are incurred for working capital purposes and which at September 30, 1996 had $122 million principal amount outstanding with weighted average interest rate of 6.8%.

                        ISSUANCE OF CLASS G COMMON STOCK

     An initial public offering of CMS Energy Class G Common Stock as contemplated in the accompanying Prospectus was completed in July 1995 whereby 7,520,000 shares of Class G Common Stock were sold. As of October 31, 1996 there are 92,529,498 shares of CMS Energy Common Stock and 7,809,380 shares of Class G Common Stock issued and outstanding. Reference is made to "Description of Securities -- Capital Stock -- CMS Energy Common Stock" and "-- Comparison of Rights and Limitations of CMS Energy Common Stock and Class G Common Stock" in the accompanying Prospectus for a description of the effect of the issuance of the Class G Common Stock on the CMS Energy Common Stock, including the Shares.

     Although CMS Energy is aware of no precedent concerning the manner in which Michigan law would be applied to a board of directors' duties in the context of multiple classes of common stock with divergent interests, CMS Energy believes that a Michigan court would hold that a board of directors owes an equal duty to all shareholders regardless of class and does not have separate or additional fiduciary duties to the holders of separate classes of stock. That duty requires each director to act in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner such director reasonably believes to be in the best interests of CMS Energy. CMS Energy believes that, under Michigan law, a good faith determination by a disinterested and adequately informed board, or a committee thereof, which discharges such duty, and which the directors honestly believe is in the best interest of CMS Energy, would be a defense to any challenge by or on behalf of the holders of either class of Common Stock to the Board of Directors' determination that could have a disparate effect on each class of Common Stock.

     Disproportionate ownership interests of members of the Board of Directors in one or both classes of Common Stock of CMS Energy or disparate values of the classes of Common Stock of CMS Energy could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for different classes. Nevertheless, CMS Energy believes that a director would be able to discharge his or her fiduciary duties even if his or her interests in shares of the classes of Common Stock were disproportionate and/or had disparate values. CMS Energy's Performance Incentive Stock Plan permits the issuance of options for, or other incentive awards consisting of, any class of Common Stock of CMS Energy.

     The existence of separate classes of Common Stock could give rise to occasions when the interests of the holders of Class G Common Stock and holders of CMS Energy Common Stock may diverge or appear to diverge and determinations of the Board of Directors could have disparate effects on each class of Common Stock. Examples include determinations by the Board of Directors to (i) pay or omit the payment of dividends on either class of Common Stock, (ii) attribute the proceeds of issuances of securities of CMS Energy either to CMS Energy or to the equity of the Consumers Gas Group, (iii) attribute consideration to be received by common stockholders in connection with a merger or consolidation including CMS Energy to either or both classes of Common Stock, (iv) exchange CMS Energy Common Stock for all outstanding Class G Common Stock at a premium,
(v) approve dispositions of assets of CMS Energy attributable to the Consumers Gas Group and (vi) make operational and financial decisions with respect to either CMS Energy or the Consumers Gas Group that could be considered to be detrimental to the other. Any determinations made in compliance with applicable law by the Board of Directors under any of the provisions in the Articles of Incorporation, as defined in the accompanying Prospectus, would be final and binding on all shareholders of CMS Energy.

     The Board of Directors has adopted certain management and accounting policies with respect to dividends and the allocation of corporate expenses, assets and liabilities (including contingent liabilities) including, without limitation, its intention to attribute assets, liabilities and expenses between the Consumers Gas Group and CMS Energy only on an arm's-length basis, any and all of which could be modified or rescinded in the sole discretion of the Board of Directors without approval of the shareholders. The Board of Directors may also adopt additional policies depending upon the circumstances, including policies that would have disparate impacts upon holders of Class G Common Stock and holders of CMS Energy Common Stock.

     The majority of the accounting allocation policies of CMS Energy have a long standing basis whereby the financial statements for CMS Energy and the Consumers Gas Group are prepared based upon consistent methods that management believes are reasonable and appropriate to reflect their respective financial positions, results of operations and cash flows. Where appropriate, the financial statements of the Consumers Gas Group reflect the assets, liabilities, revenues and expenses directly related to it. However, in instances where common accounts (containing both electric and gas activities) are not readily attributable to a single business segment, management allocates to CMS Energy and the Consumers Gas Group financial statements based on certain measures of business activities, such as gas revenues, salaries, other operations and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes such allocations are reasonable.

     The high and low sales prices of CMS Energy Common Stock and Class G Common Stock as reported in the Wall Street Journal under "New York Stock Exchange Composite Transactions" for the third quarter 1995 through October 31, 1996 were $32 and $23 3/8 for CMS Energy Common Stock and $20 and $16 1/8 for Class G Common Stock. The quarterly cash dividends declared per share in each of the third and fourth quarters of 1995 and the first and second quarters 1996 were $.24 per share for CMS Energy Common Stock and $.28 per share for Class G Common Stock, and in the third and fourth quarters 1996 were $.27 per share for CMS Energy Common Stock and $.295 per share for Class G Common Stock.

                              RECENT DEVELOPMENTS

RESTRICTIONS ON PAYMENT OF DIVIDENDS BY CMS ENERGY

     On November 21, 1995, CMS Energy entered into a $450 million Credit Agreement (the "Credit Agreement") among CMS Energy, Citibank N.A. and Union Bank as co-agents and certain banks named therein and a $125 million Term Loan Agreement ("Term Loan") among CMS Energy, Citibank N.A. and Union Bank as co-agents, and certain banks named therein. The Credit Agreement replaces in its entirety the Credit Facility described in the accompanying Prospectus. The Credit Agreement and Term Loan each provide that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to (i) declare or pay any cash dividend or distribution on the capital stock of CMS Energy or such subsidiaries, or (ii) purchase, redeem, retire or otherwise acquire for value any such capital stock (a "Restricted Payment"), unless: (1) no event of default under the Credit Agreement or the Term Loan, as the case may be, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1993 shall not have exceeded the sum of: (a) $120,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Indenture dated as of September 15, 1992, as amended and supplemented (the "Senior Debt Indenture")) since September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 30, 1993. At June 30, 1996, CMS Energy could pay cash dividends of $861 million pursuant to this restriction.

     The foregoing provisions relating to Restricted Payments do not prohibit:
(i) dividends or other distributions paid by CMS Energy in respect of the capital stock issued in connection with the acquisition of any business or assets by CMS Energy where such payments are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock; (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with the aforementioned limitations; or (iv) payments pursuant to the tax sharing agreement among CMS Energy and its subsidiaries.

     In the first quarter of 1996, CMS Energy filed a registration statement with the Securities and Exchange Commission for the issuance and sale of up to $125 million of General Term Notes, Series B ("Series B GTNs") under CMS Energy's Indenture dated as of January 15, 1994 (the "GTN Indenture"). At June 30, 1996 there were $51 million Series B GTNs outstanding. So long as Series B GTNs are outstanding and are rated below BBB- by Standard & Poor's or Duff & Phelps, CMS Energy is subject to the same limitation on making Restricted Payments as provided for the GTNs and as described in the accompanying Prospectus. As of this same date, under the restrictions set out in the Senior Debt Indenture and the GTN Indenture, CMS Energy could pay cash dividends of $867 million and $861 million respectively.

     Under the provisions of the Michigan Business Corporation Act, CMS Energy's net assets available for payment of dividends at June 30, 1996 were $1,572 million and Consumers' net assets available for payment of dividends at such date were $1,666 million. Under the most restrictive of the conditions on dividend payments to which Consumers is subject, and Consumers' dividend policies, in each case as described in the accompanying Prospectus, at June 30, 1996, $40 million of Consumers' retained earnings were available to pay cash dividends on its common stock.

THIRD QUARTER 1996 EARNINGS

     CMS Energy reported third quarter net income of $58.1 million, or $.65 per share, up 24% from $46.8 million, or $.54 per share, in the corresponding 1995 period. Third quarter operating revenue grew 7%, to $929 million, up from $869 million in the third quarter of 1995.

     During the first nine months of 1996, net income totaled $196.3 million, or $2.02 per share, compared to $165.7 million, or $1.90 per share, for the corresponding 1995 period. Year-to-date operating revenue was $3.150 billion, up 12%, compared to $2.821 billion in the first nine months of 1995.

     The third quarter earnings were positively affected by continued growth in CMS Energy's international energy businesses, while utility earnings decreased slightly due to cooler summer weather compared to the comparable period in 1995.

                                 TRANSFER AGENT

     CMS Energy Common Stock is transferable at the offices of Consumers Power Company, 212 W. Michigan Avenue, Jackson, MI 49201. The transfer agent and registrar for CMS Energy Common Stock is CMS Energy.

                             INCORPORATED DOCUMENTS

     In addition to the documents described under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus, the description of CMS Energy's Class G Common Stock set out in CMS Energy's Registration Statement on Form 8-A, File No. 001-09513, dated June 6, 1995 is also incorporated by reference herein.

                                  UNDERWRITER

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriter has agreed to purchase, and CMS Energy has agreed to sell, the Shares. Subject to the terms of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Shares if any such Shares are taken.

     It is expected that all or a substantial portion of the Shares may be sold by the Underwriter to purchasers in one or more transactions (which may involve block transactions) on the New York Stock Exchange or on other national securities exchanges on which CMS Energy's Common Stock is traded or otherwise. The distribution of the Shares may also be effected from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the New York Stock Exchange or such other exchanges, in the over-the-counter market, in negotiated transactions through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Shares for whom they may act as agents or to whom they may sell as principal.

     In connection with the sale of the Shares, the Underwriter will receive compensation in the form of commissions or discounts and may receive compensation from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. Underwriters and dealers that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts received by them from CMS Energy and any compensation received by them on the resale of the Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     CMS Energy has agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any shares of its Common Stock or any securities convertible into or exercisable or exchangeable for its Common Stock, other than the Shares, for a period of 90 days after the date of this Prospectus Supplement, without the prior written consent of Morgan Stanley & Co. Incorporated, provided that the Company may during such period, in a manner generally consistent with past practices regarding the number of shares issued by CMS Energy from time to time thereunder, issue shares of its Common Stock under its Stock Purchase Plan, Performance Incentive Stock Plan, Employee Stock Ownership Plan and Employee Savings and Incentive Plan.

     CMS Energy has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. From time to time the Underwriter has been retained to provide, and continues to provide, investment banking services to the Company.

                                 LEGAL OPINIONS

     Opinions as to the legality of the Shares will be rendered for CMS Energy by Michael D. VanHemert, Assistant General Counsel for CMS Energy. Certain legal matters with respect to the Shares will be passed upon by Reid & Priest LLP, New York, N.Y., counsel for the Underwriter. Reid & Priest LLP provides legal services to an affiliate of CMS Energy and has, from time to time, provided legal services to CMS Energy.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended June 30, 1996 and 1995. Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

PROSPECTUS

                                  $200,000,000

                             CMS ENERGY CORPORATION
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                                      AND
                    CMS ENERGY MICHIGAN PREFERRED SECURITIES
                           -------------------------

    CMS Energy Corporation, a Michigan corporation ("CMS Energy"), may offer, from time to time, its (i) unsecured senior debt securities (the "Senior Debt Securities") consisting of debentures, notes or other unsecured evidence of indebtedness, (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities," and together with Senior Debt Securities, the "Debt Securities") consisting of debentures, notes and other unsecured evidence of indebtedness, (iii) shares of Common Stock, par value $.01 per share (the "CMS Energy Common Stock"), (iv) Preferred Stock, par value $.01 per share ("CMS Energy Preferred Stock"), or any combination of the foregoing, in each case in amounts, at prices and on terms to be determined at or prior to the time of sale. See "Description of Securities."

    As of May 31, 1995, CMS Energy had outstanding approximately $654,000,000 aggregate principal amount of indebtedness, none of which was secured. None of such indebtedness would be senior to any Senior Debt Securities which may be issued. All of such indebtedness would be senior to any Subordinated Debt Securities which may be issued. The indenture, as supplemented, pursuant to which the Senior Debt Securities may be issued, contains certain limitations on the issuance of additional debt by CMS Energy, but indebtedness issued within such limitations could be secured and therefore senior to unsecured Senior Debt Securities. The indenture pursuant to which the Subordinated Debt Securities may be issued contains no limitation on the issuance of indebtedness ranking senior to the Subordinated Debt Securities.

    CMS Energy Michigan Limited Partnership ("CMS Energy Michigan"), a Michigan special purpose limited partnership in which CMS Energy is the general partner, may also offer, from time to time, its preferred securities ("CMS Energy Michigan Preferred Securities"), representing limited partner interests in one or more series, in amounts, at prices and on terms to be determined at or prior to the time of sale. CMS Energy Michigan exists for the sole purpose of issuing its partnership interests and lending the proceeds thereof to CMS Energy. CMS Energy Michigan will lend the proceeds of the sale of the CMS Energy Michigan Preferred Securities to CMS Energy in return for Subordinated Debt Securities in aggregate principal amount equal to the aggregate liquidation preference of such Preferred Securities, bearing interest at an annual rate equal to the annual dividend rate of such Preferred Securities and having certain redemption terms which correspond to the redemption terms for such Preferred Securities. CMS Energy may have the right to extend the interest payment period for such Subordinated Debt Securities for a period not expected to exceed 60 months. The Subordinated Debt Securities will rank subordinate in right of payment to all Senior Indebtedness (as defined herein) of CMS Energy. The payment of periodic cash distributions ("dividends") and payments on liquidation or redemption with respect to the CMS Energy Michigan Preferred Securities, to the extent of funds held by CMS Energy Michigan and legally available therefor, are guaranteed under a Payment and Guarantee Agreement (the "Guarantee") of CMS Energy. CMS Energy's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of CMS Energy and pari passu with the most senior preferred stock issued by CMS Energy. The Subordinated Debt Securities subsequently may be distributed pro rata to holders of CMS Energy Michigan Preferred Securities in connection with the dissolution of CMS Energy Michigan upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement (a "Prospectus Supplement").

    Specific terms of the particular Debt Securities, Common Stock, CMS Energy Preferred Stock and CMS Energy Michigan Preferred Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following:
(i) in the case of Debt Securities, the designation, aggregate principal amount, denomination, maturity, any exchange, conversion, redemption or sinking fund provisions, provisions for redemption at the option of the holder, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of CMS Energy, if any, to defer payment of interest on the Debt Securities and the maximum length of such deferral period, any listing on a securities exchange and other specific terms of the offering; (ii) in the case of CMS Energy Common Stock, the number of shares, public offering price and other specific terms of the offering; and (iii) in the case of CMS Energy Preferred Stock and CMS Energy Michigan Preferred Securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange, conversion or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to the CMS Energy Preferred Stock or the CMS Energy Michigan Preferred Securities, as the case may be, of a specific series and, in the case of CMS Energy Michigan Preferred Securities, the terms upon which the proceeds of the sale of the CMS Energy Michigan Preferred Securities will be loaned to CMS Energy. The offering price to the public of the Offered Securities will be limited to $200,000,000 in the aggregate.

    The outstanding CMS Energy Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). See "Description of Securities -- Capital Stock -- Dividend and Price Range of CMS Energy Common Stock." The CMS Energy Common Stock sold pursuant to a Prospectus Supplement accompanying this Prospectus will also be listed for trading on the NYSE, subject to official notice of issuance.
                           -------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

    CMS Energy intends to sell the Offered Securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and the Offered Securities to be purchased by or through underwriters, dealers or agents, if any, the compensation of such persons and other special terms in connection with the offering and sale of such Offered Securities will be set forth in the related Prospectus Supplement. See "Plan of Distribution" herein.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.
                           -------------------------

                 The date of this Prospectus is June 28, 1995.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CMS ENERGY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                             AVAILABLE INFORMATION

     CMS Energy is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning CMS Energy's directors and officers, their remuneration, the principal holders of CMS Energy's securities and any material interest of such persons in transactions with CMS Energy is disclosed in proxy statements distributed to shareholders of CMS Energy and filed with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The outstanding shares of Common Stock of CMS Energy are listed on the NYSE and reports, proxy statements and other information concerning CMS Energy may also be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by CMS Energy with the Commission (File No. 1-9513) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof: (i) CMS Energy's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) CMS Energy's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995; and
(iii) CMS Energy's Current Reports on Form 8-K dated January 10 and February 2, 1995.

     All documents subsequently filed by CMS Energy pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering made by this Prospectus (the "Offering") shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     CMS Energy undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to CMS Energy Corporation at its principal executive offices located at Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126,
Attention: Office of the Secretary, telephone: (313) 436-9200.

     Certain information contained in this Prospectus summarizes, is based upon, or refers to information and financial statements contained in one or more Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.
                            ------------------------

                                   CMS ENERGY

     CMS Energy, incorporated in 1987, is the parent holding company of Consumers Power Company ("Consumers") and CMS Enterprises Company ("Enterprises"). Consumers, a combination electric and gas utility company serving most of Michigan's Lower Peninsula, is CMS Energy's largest subsidiary. Consumers' customer base includes a mix of residential, commercial and diversified industrial customers, the largest of which is the automotive industry. Enterprises is engaged in several non-utility energy-related businesses including: (i) oil and gas exploration and production, (ii) development and operation of independent power production facilities, (iii) gas marketing services to utility, commercial and industrial customers and (iv) transmission and storage of natural gas.

     CMS Energy conducts its principal operations through the following five business segments: (i) electric utility operations; (ii) natural gas utility operations; (iii) gas transmission and marketing; (iv) oil and gas exploration and production operations; and (v) independent power production. Consumers or Consumers' subsidiaries are engaged in two segments: electric operations and gas operations. Consumers' electric and gas businesses are principally regulated utility operations.

     CMS Energy's 1994 consolidated operating revenue was $3,619 million. This consolidated operating revenue was derived from Consumers' sales of electric energy (approximately 61% or $2,189 million), Consumers' gas operations (approximately 32% or $1,151 million), gas transmission and marketing (approximately 4% or $145 million), oil and gas exploration and production activities (approximately 2% or $85 million) and independent power production activities (approximately 1% or $45 million). Consumers' consolidated operations in the electric and gas utility businesses account for the major share of CMS Energy's total assets, revenue and income. CMS Energy's share of 1994 unconsolidated non-utility independent power production revenue was $385 million.

     Consumers is a public utility serving almost six million of Michigan's nine million residents in all of the 68 counties in Michigan's Lower Peninsula. Industries in Consumers' service area include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers' 1994 consolidated operating revenue of $3,356 million was derived approximately 65% ($2,189 million) from its electric utility business and approximately 35% ($1,151 million) from its gas utility business. Consumers' rates and certain other aspects of its business are subject to the jurisdiction of the Michigan Public Service Commission (the "MPSC") and the Federal Energy Regulatory Commission.

                    CMS ENERGY MICHIGAN LIMITED PARTNERSHIP

     CMS Energy Michigan is a limited partnership formed under the laws of the State of Michigan. CMS Energy Michigan exists for the sole purpose of issuing its limited partnership interests and investing the net proceeds thereof in the Subordinated Debt Securities. CMS Energy is the sole general partner in CMS Energy Michigan (the "General Partner"). CMS Energy Finance Corporation, a Michigan corporation and wholly-owned subsidiary of CMS Energy ("CMS Finance"), is, as of the date hereof, the sole limited partner in CMS Energy Michigan. Upon the issuance of CMS Energy Michigan Preferred Securities, which securities represent limited partner interests in CMS Energy Michigan, holders of the CMS Energy Michigan Preferred Securities will be limited partners in CMS Energy Michigan and CMS Finance will withdraw as a limited partner. CMS Energy will make capital contributions from time to time to the extent required so that the total contributions made by the General Partner, as general partner, shall at all times be at least equal to 1% of the total contributions made by all partners. CMS Energy Michigan is managed by the General Partner and exists for the sole purpose of issuing its partnership interests and lending the proceeds thereof to CMS Energy, such loans to be evidenced by Subordinated Debt Securities of CMS Energy. The rights and obligations of CMS Energy, as General Partner, and the limited partners of CMS Energy Michigan will be governed by the Michigan Revised Uniform Limited Partnership Act and by an Amended and Restated Limited Partnership Agreement of CMS Energy Michigan (the "Limited Partnership Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part. CMS Energy Michigan has a term of approximately 99 years, unless earlier dissolved. CMS Energy Michigan's registered office in the State of Michigan is Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, telephone number: (313) 436-9200. All of CMS Energy Michigan's business and affairs will be conducted by CMS Energy, as the sole general partner. The principal place of business of CMS Energy Michigan is c/o CMS Energy Corporation, Fairlane Plaza South, Suite 1100, 330 Town Center Drive, Dearborn, Michigan 48126, telephone number: (313) 436-9200.

                                USE OF PROCEEDS

     CMS Energy Michigan will loan to CMS Energy all proceeds received by CMS Energy Michigan from the sale of its CMS Energy Michigan Preferred Securities. As will be more specifically set forth in the applicable Prospectus Supplement, CMS Energy will use such borrowed amounts and the net proceeds from the sale of the Debt Securities, CMS Energy Common Stock and the CMS Energy Preferred Stock offered hereby to invest in the businesses of CMS Energy and for its general corporate purposes. Initially, the net proceeds may be used to repay a portion of CMS Energy's indebtedness outstanding under a Credit Agreement dated as of July 29, 1994 (the "Credit Facility") among CMS Energy, Citibank, N.A. and Union Bank, as co-agents, and certain banks named therein, under which short-term borrowings are incurred for working capital purposes, and which at May 31, 1995 had $192 million principal amount outstanding, with an annual interest rate of 7.6%.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred stock dividends for the three months ended March 31, 1995 and for each of the years ended December 31, 1990 through 1994 are as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------
                                           THREE MONTHS
                                              ENDED
                                          MARCH 31, 1995    1994      1993      1992       1991       1990
                                          --------------    ----      ----      ----       ----       ----
                                                                                (1)       (2)(3)      (4)
Ratio of earnings to fixed charges.....        3.00         2.12      1.92       --         --         --
Ratio of earnings to fixed charges and
  preferred stock dividends............        2.67         1.91      1.83       --         --         --

-------------------------
(1) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million. Earnings as defined include a $520 million pretax loss on the settlement of MCV power purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 1.34 and 1.30, respectively, excluding these amounts.

(2) Excludes an extraordinary after-tax loss of $14 million.

(3) For the year ended December 31, 1991, fixed charges exceeded earnings by $356 million. Earnings as defined include pretax losses of $398 million for write-downs and reserve amounts related to Consumers' abandonment of the construction of a nuclear generating station in Midland, Michigan ("Midland Construction"), $76 million for potential customer refunds and other reserves, and $51 million relating to CMS Generation Company's reduction in its investment in The Oxford Energy Company. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 1.48 and 1.45, respectively, excluding these amounts.

(4) For the year ended December 31, 1990, fixed charges exceeded earnings by $500 million. Earnings as defined include pretax losses of $847 million for write-downs and reserve amounts related to the abandonment of the Midland Construction. The ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends would have been 2.01 and 1.96, respectively, excluding these amounts.

     For the purpose of computing such ratios, earnings represent net income before income taxes, net interest charges and the estimated interest portion of lease rentals.

                           DESCRIPTION OF SECURITIES

DEBT SECURITIES

     The Senior Debt Securities will be issued under an Indenture dated as of September 15, 1992, as amended and supplemented (the "Senior Debt Indenture"), between CMS Energy and NBD Bank, N.A., as Trustee (the "Senior Debt Trustee"), and the Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Debt Indenture"), between CMS Energy and The Chase Manhattan Bank, N.A., as Trustee (the "Subordinated Debt Trustee"). The descriptions of the provisions of the Debt Securities, the Senior Debt Indenture and the Subordinated Debt Indenture contained herein are brief summaries of such provisions and do not purport to be complete. The forms of the Senior Debt Indenture and the Subordinated Debt Indenture are filed as exhibits to the Registration Statement of which this Prospectus is a part, and reference is made thereto for the respective definitive provisions of such Indentures. The descriptions herein are qualified in their entirety by such reference. Certain capitalized terms used herein shall have the meanings respectively set forth in the respective Indentures.

  GENERAL

     CMS Energy will offer under this Prospectus unsecured Debt Securities, any of which may be issued as: (a) Senior Debt Securities or (b) Subordinated Debt Securities. The terms of any Debt Securities may or may not restrict the issuance by CMS Energy or its subsidiaries of additional indebtedness which is secured, unsecured, senior, pari passu or subordinated to such Debt Securities.

     CMS Energy is a holding company and its assets consist primarily of investments in its subsidiaries. The Debt Securities will be obligations exclusively of CMS Energy. CMS Energy's ability to service its indebtedness, including the Debt Securities, is dependent primarily upon the earnings of its subsidiaries and the distribution or other payment of such earnings to CMS Energy in the form of dividends, loans or advances, and repayment of loans and advances from CMS Energy. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. See "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" below.

     A substantial portion of the consolidated liabilities of CMS Energy have been incurred by its subsidiaries. Therefore, CMS Energy's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any subsidiary upon the latter's liquidation or reorganization will be subject to prior claims of the subsidiary's creditors, including trade creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary (in which case the claims of CMS Energy would still be subject to the prior claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary that is senior to that held by CMS Energy). As of March 31, 1995, CMS Energy's subsidiaries had total indebtedness for borrowed money (excluding intercompany indebtedness) of approximately $2.2 billion.

     The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered thereby (the "Offered Debt Securities"):
(1) the specific designation of the Offered Debt Securities and whether such Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates, if any (and whether fixed or extendible), on which the Offered Debt Securities will mature; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, the date or dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Debt Securities; (5) the place or places where the principal of and any interest on the Offered Debt Securities shall be payable and where such Offered Debt Securities may be surrendered for registration of transfer or exchange; (6) any provisions relating to the issuance of the Offered Debt Securities at an original issue discount; (7) the option, if any, of CMS Energy to redeem the Offered Debt Securities and the periods within which or the dates on which, the prices at which and the terms and conditions upon which, such Offered Debt Securities may be redeemed, in whole or in part, upon the exercise of such option; (8) the obligation, if any, of CMS Energy to redeem such Offered Debt Securities pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Debt Securities will be redeemed, in whole or in part, pursuant to such obligation; (9) the obligation, if any, of CMS Energy to permit the conversion of the Offered Debt Securities into CMS Energy Common Stock, and the terms and conditions upon which such conversion shall be effected; (10) the denominations in which such Offered Debt Securities will be issued and whether the Offered Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (11) whether the Offered Debt Securities will be issuable in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global securities; (12) whether and under what circumstances CMS Energy will pay additional amounts with respect to the Offered Debt Securities to a non-United States Person (as defined in such Prospectus Supplement) on account of any tax, assessment or governmental charge withheld or deducted and, if so, whether CMS Energy will have the option to redeem such Offered Debt Securities rather than pay such additional amounts; (13) any provisions which could afford holders of the Offered Debt Securities protection in the event of a highly leveraged transaction involving CMS Energy; and (14) any other terms of the Offered Debt Securities not inconsistent with the related Indenture, including covenants and events of default relating solely to the Offered Debt Securities. Debt Securities may be issued at a substantial discount from the stated principal amount thereof ("Original Issue Discount Securities"). United States federal income tax consequences and other special considerations applicable thereto or to other Offered Debt Securities offered and sold at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the Prospectus Supplement relating thereto.

  CONCERNING THE TRUSTEES

     Each of NBD Bank, N.A., the Trustee under the Senior Debt Indenture, and The Chase Manhattan Bank, N.A., the Trustee under the Subordinated Debt Indenture, is one of a number of banks with which CMS Energy and its subsidiaries maintain ordinary banking relationships, including credit facilities. The Chase Manhattan Bank, N.A., is the trustee under the GTN Indenture (as defined herein).

  SENIOR DEBT SECURITIES

     General. The Senior Debt Securities will be issuable under the Senior Debt Indenture. The Senior Debt Indenture does not limit the aggregate principal amount of Senior Debt Securities which may be issued thereunder. Senior Debt Securities may be issued under the Senior Debt Indenture from time to time in one or more series. Each series of Senior Debt Securities shall mature on a date not less than 9 months nor more than 40 years after the date of issuance. Capitalized terms used in this section "Senior Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Senior Debt Indenture.

     Exchange and Transfer. Senior Debt Securities may be presented for exchange and registered Senior Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Senior Debt Indenture. Senior Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Senior Debt Securities in registered form will be made at the office or agency of the Senior Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Senior Debt Securities in registered form will be made to the Persons in whose name such Senior Debt Securities are registered at the close of business on the Record Date for such interest payments.

     Events of Default. The occurrence of any of the following events with respect to the Senior Debt Securities of any series will constitute an "Event of Default" with respect to the Senior Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Senior Debt Securities of such series; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Senior Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Senior Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Senior Debt Indenture relating to the Senior Debt Securities of such series after written notice thereof as provided in the Senior Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or
(g) a default resulting in the acceleration of indebtedness in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after notice of such default. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Senior Debt Securities and will be described in the Prospectus Supplement relating to such Senior Debt Securities.

     If an Event of Default on any series of Senior Debt Securities shall have occurred and be continuing, either the Senior Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of such series then Outstanding may declare the principal of all Senior Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Senior Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Senior Debt Indenture by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding.

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Senior Debt Indenture provides that, subject to the duty of the Senior Debt Trustee to act with the requisite standard of care in case a default with respect to a series of Senior Debt Securities shall have occurred and be continuing, the Senior Debt Trustee will be under no obligation to exercise any of its rights or powers under the Senior Debt Indenture at the request, order or direction of the Holders of the Senior Debt Securities, unless such Holders shall have offered to the Senior Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Senior Debt Indenture, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or exercising any trust or power conferred on the Senior Debt Trustee, with respect to the Senior Debt Securities of such affected series.

     The Senior Debt Indenture provides that no Holder of Senior Debt Securities may institute any action against CMS Energy under the Senior Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Senior Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Senior Debt Trustee to institute such action and shall have offered the Senior Debt Trustee reasonable indemnity, the Senior Debt Trustee shall not have instituted such action within 60 days of such request and the Senior Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of the affected series then Outstanding (voting as one class).

     The Senior Debt Indenture requires CMS Energy to furnish to the Senior Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Senior Debt Indenture. The Senior Debt Indenture provides that the Senior Debt Trustee may withhold notice to the Holders of the

Senior Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Senior Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Senior Debt Securities of such series.

     Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Senior Debt Securities and the Senior Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Senior Debt Indenture. The Senior Debt Indenture permits CMS Energy and the Senior Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Senior Debt Securities to: (a) secure the Senior Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Senior Debt Indenture and the Senior Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Senior Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Senior Debt Indenture, (e) establish the form and terms of any series of securities under the Senior Debt Indenture and (f) evidence the acceptance of appointment by a successor Senior Debt Trustee.

     The Senior Debt Indenture also permits CMS Energy and the Senior Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Senior Debt Indenture or modify in any manner the rights of the Holders of the Senior Debt Securities of each such affected series; provided, however, that CMS Energy and the Senior Debt Trustee may not, without the consent of the Holder of each Senior Debt Security then outstanding and affected thereby: (a) change the time of payment of the principal (or any installment) of any Senior Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Senior Debt Security when due; or (b) reduce the percentage in principal amount of the Senior Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Senior Debt Indenture.

     Prior to the acceleration of the maturity of any Senior Debt Security, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Senior Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Senior Debt Indenture or of any Senior Debt Security which cannot be modified or amended without the consent of the Holder of each Senior Debt Security affected.

     Defeasance and Discharge. The Senior Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Senior Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Senior Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities of such series on the stated maturity of such Senior Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Senior Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Senior

Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Senior Debt Indenture there has been a change in the applicable Federal income tax law.

     In the event CMS Energy exercises its option to terminate its obligations with respect to the Senior Debt Securities of any series as described in the preceding paragraph and the Senior Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Senior Debt Trustee would be insufficient to pay amounts due on the Senior Debt Securities of such series at the time of their accelerated maturity, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Senior Debt Indenture with respect to all Senior Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Senior Debt Securities, to replace stolen, lost or mutilated Senior Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Senior Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Senior Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Senior Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.

     It is possible that for federal income tax purposes any deposit contemplated in the preceding paragraph could be treated as a taxable exchange of the related Senior Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, Holders of such Senior Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Senior Debt Securities. Such gain or loss may be capital in nature to Holders for whom the Senior Debt Securities are held as capital assets subject to the possible application of the market discount rules and other limitations. After such a taxable exchange, Holders would be required to include in income a share of the income, gain or loss of the trust or the income from the securities held in trust, as the case may be. The amount so required to be included in income could be different from the amount that would be includible in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

  SUBORDINATED DEBT SECURITIES

     General. The Subordinated Debt Securities will be issuable under the Subordinated Debt Indenture. The Subordinated Debt Indenture does not limit the aggregate principal amount of Subordinated Debt Securities which may be issued thereunder. Subordinated Debt Securities may be issued under the Subordinated Debt Indenture from time to time in one or more series. Capitalized terms used in this section "Subordinated Debt Securities" and not otherwise specifically defined in this Prospectus shall have the meanings respectively set forth in the Subordinated Debt Indenture.

     Exchange and Transfer. Subordinated Debt Securities may be presented for exchange and registered Subordinated Debt Securities may be presented for registration of transfer at the offices and subject to the restrictions set forth therein and in the applicable Prospectus Supplement without service charge, but upon payment of any taxes or other governmental charges due in connection therewith, subject to any applicable limitations contained in the Subordinated Debt Indenture. Subordinated Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

     Payment. Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of and the premium and interest, if any, on all Subordinated Debt Securities (other than a Registered Global Security) in registered form will be made at the office or agency of the Subordinated Debt Trustee in the Borough of Manhattan, the City of New York, except that, at the option of CMS Energy, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Subordinated Debt Securities in registered form will be made to the Persons in whose name such Subordinated Debt Securities are registered at the close of business on the Record Date for such interest payments.

     Events of Default. The occurrence of any of the following events with respect to the Subordinated Debt Securities of any series will constitute an "Event of Default" with respect to the Subordinated Debt Securities of such series: (a) default for 30 days in the payment of any interest on any of the Subordinated Debt Securities of such series; however, if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (b) default in the payment when due of any of the principal of or the premium, if any, on any of the Subordinated Debt Securities of such series, whether at maturity, upon redemption, acceleration or otherwise; however, if CMS Energy is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which CMS Energy is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (c) default in the deposit or payment of any sinking fund or analogous payment in respect of any Subordinated Debt Securities of such series; (d) default for 60 days by CMS Energy in the observance or performance of any other covenant or agreement contained in the Subordinated Debt Indenture relating to the Subordinated Debt Securities of such series after written notice thereof as provided in the Subordinated Debt Indenture; (e) certain events of bankruptcy, insolvency or reorganization relating to CMS Energy; (f) entry of final judgments against CMS Energy or Consumers aggregating in excess of $25,000,000 which remain undischarged or unbonded for 60 days; or (g) a default resulting in the acceleration of indebtedness in excess of $25,000,000, which acceleration has not been rescinded or annulled within 10 days after notice of such default. Additional Events of Default may be prescribed for the benefit of the Holders of a particular series of Subordinated Debt Securities and will be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

     If an Event of Default on any series of Subordinated Debt Securities shall have occurred and be continuing, either the Subordinated Debt Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of such series then Outstanding may declare the principal of all Subordinated Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately.

     Upon certain conditions, any such declarations may be rescinded and annulled if all Events of Default, other than the nonpayment of accelerated principal, with respect to the Subordinated Debt Securities of all such affected series then Outstanding shall have been cured or waived as provided in the Subordinated Debt Indenture by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding.

     Reference is made to the Prospectus Supplement relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

     The Subordinated Debt Indenture provides that, subject to the duty of the Subordinated Debt Trustee to act with the requisite standard of care in case a default with respect to a series of Subordinated Debt Securities shall have occurred and be continuing, the Subordinated Debt Trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Debt Indenture at the request, order or direction of the

Holders of the Subordinated Debt Securities, unless such Holders shall have offered to the Subordinated Debt Trustee reasonable indemnity. Subject to such provisions for indemnity and certain other limitations contained in the Subordinated Debt Indenture, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of each affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or exercising any trust or power conferred on the Subordinated Debt Trustee, with respect to the Subordinated Debt Securities of such affected series.

     The Subordinated Debt Indenture provides that no Holder of Subordinated Debt Securities may institute any action against CMS Energy under the Subordinated Debt Indenture (except actions for payment of overdue principal, premium or interest) unless such Holder previously shall have given to the Subordinated Debt Trustee written notice of default and continuance thereof and unless the Holders of not less than 25% in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class) shall have requested the Subordinated Debt Trustee to institute such action and shall have offered the Subordinated Debt Trustee reasonable indemnity, the Subordinated Debt Trustee shall not have instituted such action within 60 days of such request and the Subordinated Debt Trustee shall not have received direction inconsistent with such request by the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of the affected series then Outstanding (voting as one class).

     The Subordinated Debt Indenture requires CMS Energy to furnish to the Subordinated Debt Trustee annually a statement as to CMS Energy's compliance with all conditions and covenants under the Subordinated Debt Indenture. The Subordinated Debt Indenture provides that the Subordinated Debt Trustee may withhold notice to the Holders of the Subordinated Debt Securities of any series of any default affecting such series (except defaults as to payment of principal, premium or interest on the Subordinated Debt Securities of such series) if it considers such withholding to be in the interests of the Holders of the Subordinated Debt Securities of such series.

     Subordination. The Subordinated Debt Indenture provides (and each Holder of Subordinated Debt Securities by acceptance thereof agrees) that the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of CMS Energy. No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Indenture provides that upon the happening and during the continuation of any default in payment of the principal of, premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable or in the event any judicial proceeding shall be pending with respect to any such default, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment shall be made by CMS Energy with respect to the principal of, premium, if any, or interest on Subordinated Debt Securities or to acquire any Subordinated Debt Securities or on account of any sinking fund provisions applicable to Subordinated Debt Securities. CMS Energy shall give prompt written notice to the Subordinated Debt Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Subordinated Debt Indenture provisions described in this paragraph, however, do not prevent CMS Energy from making a sinking fund payment with Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, winding up, liquidation or reorganization of CMS Energy, whether voluntary or involuntary, in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise, all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever. Any payment or distribution, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities shall be paid or delivered directly to the Holders of such Senior Indebtedness (or their representative or trustee) in accordance with the priorities then existing among such Holders until all Senior Indebtedness shall have been paid in full before any payment or distribution is made to the Holders of Subordinated Debt Securities. In the event that notwithstanding such subordination provisions, any payment or distribution of assets of any kind or character is made on the Subordinated Debt Securities before all Senior Indebtedness is paid in full, the Subordinated Debt Trustee or the Holders of Subordinated Debt Securities receiving such payment will be required to pay over such payment or distribution to the Holders of such Senior Indebtedness. The rights of the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full. As a result of these subordination provisions, in the event of CMS Energy's insolvency, Holders of the Subordinated Debt Securities may recover ratably less than senior creditors of CMS Energy.

     "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed: (i) indebtedness of CMS Energy for money borrowed by CMS Energy (including purchase money obligations) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by CMS Energy; (ii) obligations with respect to letters of credit; (iii) all indebtedness of others of the type referred to in the preceding clauses (i) and (ii) assumed by or guaranteed in any manner by CMS Energy or in effect guaranteed by CMS Energy; or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i),
(ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.

     The Subordinated Debt Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued. As of March 31, 1995, Senior Indebtedness of CMS Energy aggregated approximately $816 million.

     Consolidation, Merger or Sale of Assets. The Subordinated Debt Indenture provides that CMS Energy may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if such corporation assumes the obligations of CMS Energy under the Subordinated Debt Securities and the Subordinated Debt Indenture and is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia.

     Modification of the Subordinated Debt Indenture. The Subordinated Debt Indenture permits CMS Energy and the Subordinated Debt Trustee to enter into supplemental indentures thereto without the consent of the Holders of the Subordinated Debt Securities to: (a) secure the Subordinated Debt Securities of one or more series, (b) evidence the assumption by a successor corporation of the obligations of CMS Energy under the Subordinated Debt Indenture and the Subordinated Debt Securities then Outstanding, (c) add covenants for the protection of the Holders of the Subordinated Debt Securities, (d) cure any ambiguity or correct any inconsistency in the Subordinated Debt Indenture, (e) establish the form and terms of any series of securities under the Subordinated Debt Indenture and (f) evidence the acceptance of appointment by a successor Subordinated Debt Trustee.

     The Subordinated Debt Indenture also permits CMS Energy and the Subordinated Debt Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Subordinated Debt Securities of all series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Subordinated Debt Indenture or modify in any manner the rights of the Holders of the Subordinated Debt Securities of each such affected series; provided, however, that CMS Energy and the Subordinated Debt Trustee may not, without the consent of the Holder of each Subordinated Debt Security then outstanding and affected thereby: (a) change the time of payment of the principal (or any installment) of any Subordinated Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount payable on any Original Issue Discount Securities upon acceleration or provable in bankruptcy, or impair the right to institute suit for the enforcement of any payment on any Subordinated Debt Security when due; or (b) reduce the percentage in principal amount of the Subordinated Debt Securities of the affected series, the consent of whose Holders is required for any such modification or for any waiver provided for in the Subordinated Debt Indenture.

     Prior to the acceleration of the maturity of any Subordinated Debt Security, the Holders of a majority in aggregate principal amount of the Subordinated Debt Securities of all series at the time Outstanding with respect to which a default or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Subordinated Debt Securities waive any past default or Event of Default and its consequences, except a default or an Event of Default in respect of a covenant or provision of the Subordinated Debt Indenture or of any Subordinated Debt Security which cannot be modified or amended without the consent of the Holder of each Subordinated Debt Security affected.

     Defeasance and Discharge. The Subordinated Debt Indenture provides that, at the option of CMS Energy: (a) CMS Energy will be discharged from any and all obligations in respect of the Subordinated Debt Securities of a particular series then Outstanding (except for certain obligations to register the transfer of or exchange the Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to maintain the trust described below), or (b) CMS Energy need not comply with certain restrictive covenants of the Subordinated Debt Indenture (including those described under "Consolidation, Merger or Sale of Assets"), in each case if CMS Energy irrevocably deposits in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Subordinated Debt Securities of such series on the stated maturity of such Subordinated Debt Securities (which may include one or more redemption dates designated by CMS Energy) in accordance with the terms thereof. To exercise such option, CMS Energy is required, among other things, to deliver to the Subordinated Debt Trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the Holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance, and such Holders will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, and, in the case of a discharge as described in clause (a) of the preceding sentence, such opinion is to be accompanied by a private letter ruling to the same effect received from the Internal Revenue Service, a revenue ruling to such effect pertaining to a comparable form of transaction published by the Internal Revenue Service or appropriate evidence that since the date of the Subordinated Debt Indenture there has been a change in the applicable Federal income tax law.

     In the event CMS Energy exercises its option to terminate its obligations with respect to the Subordinated Debt Securities of any series as described in the preceding paragraph and the Subordinated Debt Securities of such series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, and the amount of money and securities on deposit with the Subordinated Debt Trustee would be insufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of their accelerated maturity, CMS Energy would remain liable for such amounts.

     CMS Energy may also obtain a discharge of the Subordinated Debt Indenture with respect to all Subordinated Debt Securities then Outstanding (except for certain obligations to register the transfer of or exchange such Subordinated Debt Securities to replace stolen, lost or mutilated Subordinated Debt Securities, to maintain paying agencies and to maintain the trust described below) by irrevocably depositing in trust with the Subordinated Debt Trustee money, and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal of and premium, if any and interest on the Subordinated Debt Securities on the stated maturities thereof (including one or more redemption dates), provided that such Subordinated Debt Securities are by their terms due and payable, or are to be called for redemption, within one year.

     It is possible that for federal income tax purposes any deposit contemplated in the preceding paragraph could be treated as a taxable exchange of the related Subordinated Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, Holders of such Subordinated Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Subordinated Debt Securities. Such gain or loss may be capital in nature to Holders for whom the Subordinated Debt Securities are held as capital assets subject to the possible application of the market discount rules and other limitations. After such a taxable exchange, Holders would be required to include in income a share of the income, gain or loss of the trust or the income from the securities held in trust, as the case may be. The amount so required to be included in income could be different from the amount that would be includible in the absence of such deposit. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of such deposit.

CAPITAL STOCK

     The following outline of certain rights of the holders of CMS Energy capital stock does not purport to be complete and is qualified in its entirety by express reference to Article III of the Restated Articles of Incorporation of CMS Energy (the "Restated Articles of Incorporation" or "Articles of Incorporation," unless the context requires otherwise), the Senior Debt Indenture, the Credit Facility and CMS Energy's Indenture dated as of January 15, 1994 (the "GTN Indenture") to The Chase Manhattan Bank, N.A., as Trustee, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

  GENERAL

     The Restated Articles of Incorporation currently authorize 320 million shares of capital stock, of which 250 million are shares of CMS Energy Common Stock, par value $.01 per share, 60 million are shares of CMS Energy Class G Common Stock, no par value ("Class G Common Stock"), and 10 million are shares of CMS Energy Preferred Stock, par value $.01 per share. At June 27, 1995, there were outstanding 88,104,067 shares of CMS Energy Common Stock; no shares of Class G Common Stock and CMS Energy Preferred Stock are issued or outstanding. The outstanding shares of the CMS Energy Common Stock are fully paid and nonassessable and the CMS Energy Common Stock offered hereby, when issued and paid for, will be fully paid and nonassessable.

     On March 21, 1995, CMS Energy's shareholders approved an amendment (the "Charter Amendment") to its previous Articles of Incorporation which (1) authorized 60 million shares of a new class of Common Stock of CMS Energy designated Class G Common Stock and (2) increased the authorized number of shares of CMS Energy Preferred Stock to 10 million. The CMS Energy Common Stock and the Class G Common Stock are together referred to herein as the "Common Stock." Class G Common Stock is intended to reflect the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage, a subsidiary of Consumers (such businesses, collectively, will be attributed to the "Consumers Gas Group"). Effective January 1, 1995, the management and operations of the Consumers Gas Group were reorganized as a business unit separate from the electric utility operations of the Consumers. The reorganization is intended to sharpen management focus, improve efficiency and accountability in both business segments and better position Consumers for growth in the gas market and to meet increased competition in the electric power market. The Charter Amendment became effective when CMS Energy filed the Restated Articles of Incorporation with the Michigan Department of Commerce. The existing CMS Energy Common Stock will continue to be outstanding and, if and after any shares of Class G Common Stock were issued by CMS Energy, will reflect the performance of all of the businesses of CMS Energy and its subsidiaries, including the business of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock. After the Registration Statement of which this Prospectus is a part has become effective, CMS Energy may, subject to prevailing market and other conditions, offer shares of Class G Common Stock for sale for cash in an initial public offering. The net proceeds of such offering would be invested in the businesses of CMS Energy and used for its general corporate purposes. Initially, such proceeds will be used to repay a portion of the debt of CMS Energy

(none of which is attributable to the Consumers Gas Group). The timing and size of such public offering and the price at which such shares would be sold would be determined by the Board of Directors of CMS Energy (the "Board of Directors").

  CMS ENERGY COMMON STOCK

     The following outline of certain rights of the holders of CMS Energy Common Stock describes such rights before the issuance and sale of Class G Common Stock. A summary description and comparison of certain rights and limitations of CMS Energy Common Stock after issuance and sale is set forth below under "Comparison of Rights and Limitations of CMS Energy Common Stock and Class G Common Stock."

     The shares of CMS Energy Common Stock may be issued from time to time as the Board of Directors shall determine for such consideration as shall be fixed by the Board of Directors. Except as otherwise set forth in this Prospectus or the accompanying Prospectus Supplement, each share of CMS Energy Common Stock shall be equal to every other share of said stock in every respect.

     Dividend Rights. The holders of the CMS Energy Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor, subject to the terms of any CMS Energy Preferred Stock which may in the future be issued and at the time be outstanding.

     Voting Rights. Each holder of CMS Energy Common Stock is entitled to one vote for each share of CMS Energy Common Stock held by such holder on each matter voted upon by the shareholders. Such right to vote is not cumulative. A majority of the votes cast by the holders of shares entitled to vote thereon is sufficient for the adoption of any question presented, except that certain provisions of the Articles of Incorporation relating to special shareholder meetings, the removal, indemnification and liability of the Board of Directors and the requirements for amending these provisions may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of at least 75% of the outstanding shares entitled to vote thereon.

     Preemptive Rights. Holders of CMS Energy Common Stock have no preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any CMS Energy Preferred Stock or other securities or other right or option convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock.

     Liquidation Rights. In the event of the liquidation of CMS Energy, the holders of CMS Energy Common Stock will receive the assets, if any, remaining for distribution to common stockholders.

     Because CMS Energy has subsidiaries which have debt obligations and other liabilities of their own, CMS Energy's rights and the rights of its creditors and its stockholders to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to prior claims of the subsidiary's creditors, except to the extent that CMS Energy may itself be a creditor with recognized claims against the subsidiary.

     Transfer Agent and Registrar. CMS Energy Common Stock is transferable at Consumers Power Company, 212 W. Michigan Avenue, Jackson, MI 49201. Consumers is the registrar and transfer agent for CMS Energy Common Stock.

  COMPARISON OF RIGHTS AND LIMITATIONS OF CMS ENERGY COMMON STOCK AND CLASS G COMMON STOCK

     The following is a summary description and a comparison of the rights and limitations appertaining to the CMS Energy Common Stock and the Class G Common Stock before the issuance and sale in an initial public offering of the Class G Common Stock and after such issuance. The Class G Common Stock is intended to reflect the separate performance of the Consumers Gas Group and, after the initial public offering of the Class G Common Stock, the CMS Energy Common Stock is intended to reflect the performance of all businesses of CMS Energy and its subsidiaries, including the businesses of the Consumers Gas Group, except for the interest in the Consumers Gas Group attributable to the outstanding shares of Class G Common Stock.

                                   BEFORE ISSUANCE OF
                                  CLASS G COMMON STOCK                 AFTER ISSUANCE OF CLASS G COMMON STOCK
                              ----------------------------   -----------------------------------------------------------
                                CMS ENERGY COMMON STOCK        CMS ENERGY COMMON STOCK          CLASS G COMMON STOCK
                              ----------------------------   ----------------------------   ----------------------------
            Voting Rights:    One vote per share.            The holders of CMS Energy      The holders of Class G
                                                             Common Stock will vote with    Common Stock will vote with
                                                             the holders of Class G         the holders of CMS Energy
                                                             Common Stock as a single       Common Stock as a single
                                                             class, except on matters       class, except on matters
                                                             which would be required by     which would be required by
                                                             law or the Articles of         law or the Articles of
                                                             Incorporation to be voted on   Incorporation to be voted on
                                                             by class. The CMS Energy       by class. The Class G Common
                                                             Common Stock will have one     Stock will have one vote per
                                                             vote per share.                share.

            Dividends:        On each of February 22, 1995   On each of February 22, 1995   Dividends on the Class G
                              and May 22, 1995, CMS Energy   and May 22, 1995, CMS Energy   Common Stock will be paid at
                              paid a dividend of $.21 per    paid a dividend of $.21 per    the discretion of the Board
                              share on the CMS Energy        share on the CMS Energy        of Directors based primarily
                              Common Stock (an annualized    Common Stock (an annualized    upon the earnings and
                              rate of $.84 per share). On    rate of $.84 per share). On    financial condition of the
                              May 26, 1995, CMS Energy       May 26, 1995, CMS Energy       Consumers Gas Group, and, to
                              raised its dividend to an      raised its dividend to an      a lesser extent, CMS Energy
                              annualized rate of $.96 per    annualized rate of $.96 per    as a whole. Dividends will
                              share ($.24 per quarter).      share ($.24 per quarter).      be payable out of the lesser
                              The increase will be           The increase will be           of (i) the assets of CMS
                              effective with the next        effective with the next        Energy legally available
                              scheduled quarterly dividend   scheduled quarterly dividend   therefor and (ii) the
                              payment in August 1995.        payment in August 1995.        Available Class G Dividend
                              Dividends paid on CMS          Dividends paid on CMS          Amount (as defined in the
                              Energy's Common Stock in       Energy's Common Stock in       Charter Amendment).
                              1994 were $.78 per share.      1994 were $.78 per share.
                              Dividends are payable out of   The issuance of the Class G    Dividends with respect to
                              the assets of CMS Energy       Common Stock is not expected   the Class G Common Stock are
                              legally available therefor.    to change the rate at which    expected to be paid
                                                             dividends will be paid on      commensurate with dividend
                              See also "-- Capital Stock     the CMS Energy Common Stock.   practices of comparable
                              -- Restrictions on Payment     Future dividends on the CMS    publicly-held local natural
                              of Dividends by CMS Energy"    Energy Common Stock will be    gas distribution companies
                              and "-- Primary Source of      paid at the discretion of      generally. Management
                              Funds of CMS Energy;           the Board of Directors based   believes that such practices
                              Restrictions on Sources of     primarily upon the earnings    currently are to pay out
                              Dividends."                    and financial condition of     from 70% to 85% of annual
                                                             CMS Energy, including the      earnings available for
                                                             Consumers Gas Group, except    dividends on common stock.
                                                             for the interest in the        Consistent with this policy,
                                                             Consumers Gas Group            CMS Energy currently intends
                                                             attributable to the            to pay an initial quarterly
                                                             outstanding shares of the      dividend on the Class G
                                                             Class G Common Stock, and      Common Stock of $.28 per
                                                             other factors. Dividends       share, or an aggregate of
                                                             will be payable out of the     $1.96 million, assuming an
                                                             assets of CMS Energy legally   initial offering of 7
                                                             available therefor,            million shares.
                                                             including the Available
                                                             Class G Dividend Amount (as    CMS Energy, in the sole
                                                             defined in the Charter         discretion of its Board of
                                                             Amendment).                    Directors, could pay
                                                                                            dividends exclusively to the
                                                             CMS Energy, in the sole        holders of CMS Energy Common
                                                             discretion of its Board of     Stock, exclusively to the
                                                             Directors could pay            holders of Class G Common
                                                             dividends exclusively to the   Stock, or to the holders of
                                                             holders of CMS Energy Common   both of such classes in
                                                             Stock, exclusively to the      equal or unequal amounts. It
                                                             holders of Class G Common      is the Board of Directors'
                                                             Stock, or to the holders of    current intention that the
                                                             both of such classes in        declaration or payment of
                                                             equal or unequal amounts. It   dividends with respect to
                                                             is the Board of Directors'     the Class G Common Stock
                                                             current intention that the     shall not be reduced,
                                                             declaration or payment of      suspended or eliminated as a
                                                                                            result of factors

                                   BEFORE ISSUANCE OF
                                  CLASS G COMMON STOCK                 AFTER ISSUANCE OF CLASS G COMMON STOCK
                              ----------------------------   -----------------------------------------------------------
                                CMS ENERGY COMMON STOCK        CMS ENERGY COMMON STOCK          CLASS G COMMON STOCK
                              ----------------------------   ----------------------------   ----------------------------
                                                             dividends with respect to      arising out of or relating
                                                             the Class G Common Stock       to the electric utility
                                                             shall not be reduced,          business or the non-utility
                                                             suspended or eliminated as a   businesses of CMS Energy
                                                             result of factors arising      unless such factors also
                                                             out of or relating to the      require, in the Board of
                                                             electric utility business or   Directors' sole discretion,
                                                             the non-utility businesses     the omission of the
                                                             of CMS Energy unless such      declaration or reduction in
                                                             factors also require, in the   payment of dividends on both
                                                             Board of Directors' sole       the CMS Energy Common Stock
                                                             discretion, the omission of    and the Class G Common
                                                             the declaration or reduction   Stock. While the Board of
                                                             in payment of dividends on     Directors does not currently
                                                             both the CMS Energy Common     intend to change this
                                                             Stock and the Class G Common   dividend policy, it reserves
                                                             Stock. While the Board of      the right to do so at any
                                                             Directors does not currently   time and from time to time.
                                                             intend to change this          Under the Articles of
                                                             dividend policy, it reserves   Incorporation and Michigan
                                                             the right to do so at any      law, the Board of Directors
                                                             time and from time to time.    is not required to declare,
                                                             Under the Articles of          and CMS Energy is not
                                                             Incorporation and Michigan     required to pay, dividends
                                                             law, the Board of Directors    in accordance with the
                                                             is not required to declare,    foregoing dividend policy.
                                                             and CMS Energy is not
                                                             required to pay, dividends     Dividends on the Class G
                                                             in accordance with the         Common Stock are limited by
                                                             foregoing dividend policy.     Michigan law, certain
                                                                                            agreements to which CMS
                                                             See also "-- Capital Stock     Energy is a party and the
                                                             -- Restrictions on Payment     Articles of Incorporation
                                                             of Dividends by CMS Energy"    and will be payable when, as
                                                             and "-- Primary Source of      and if declared by the Board
                                                             Funds of CMS Energy;           of Directors out of the
                                                             Restriction on Sources of      lesser of (i) the assets of
                                                             Dividends."                    CMS Energy legally available
                                                                                            therefor and (ii) the
                                                                                            Available Class G Dividend
                                                                                            Amount. Although the
                                                                                            Available Class G Dividend
                                                                                            Amount is intended to
                                                                                            reflect the amount available
                                                                                            for dividends to holders of
                                                                                            outstanding Class G Common
                                                                                            Stock, it is also legally
                                                                                            available for dividends to
                                                                                            holders of CMS Energy Common
                                                                                            Stock. As of March 31, 1995,
                                                                                            assuming an offering of 7
                                                                                            million shares of Class G
                                                                                            Common Stock had been
                                                                                            completed at that time, the
                                                                                            Available Class G Dividend
                                                                                            Amount would have been
                                                                                            approximately $80.1 million.

                                                                                            See also "-- Capital Stock
                                                                                            -- Restrictions on Payment
                                                                                            of Dividends by CMS Energy"
                                                                                            and "-- Primary Source of
                                                                                            Funds of CMS Energy;
                                                                                            Restrictions on Sources of
                                                                                            Dividends."

            Exchanges:        None.                          None.                          CMS Energy may exchange the
                                                                                            Class G Common Stock for a
                                                                                            proportionate number of
                                                                                            shares of a subsidiary that
                                                                                            holds all the assets and
                                                                                            liabilities attributed to
                                                                                            the Consumers Gas Group, and
                                                                                            no other assets and
                                                                                            liabilities.

                                   BEFORE ISSUANCE OF
                                  CLASS G COMMON STOCK                 AFTER ISSUANCE OF CLASS G COMMON STOCK
                              ----------------------------   -----------------------------------------------------------
                                CMS ENERGY COMMON STOCK        CMS ENERGY COMMON STOCK          CLASS G COMMON STOCK
                              ----------------------------   ----------------------------   ----------------------------
                                                                                            If CMS Energy transfers all
                                                                                            or substantially all of the
                                                                                            properties and assets
                                                                                            attributed to the Consumers
                                                                                            Gas Group, CMS Energy is
                                                                                            required, subject to certain
                                                                                            exceptions and conditions,
                                                                                            to exchange each outstanding
                                                                                            share of Class G Common
                                                                                            Stock for a number of shares
                                                                                            of CMS Energy Common Stock
                                                                                            having a Fair Market Value
                                                                                            (defined in the Charter
                                                                                            Amendment) equal to 110% of
                                                                                            the Fair Market Value of one
                                                                                            share of Class G Common
                                                                                            Stock.
                                                                                            CMS Energy may, in the sole
                                                                                            discretion of the Board of
                                                                                            Directors, at any time,
                                                                                            exchange each outstanding
                                                                                            share of Class G Common
                                                                                            Stock for a number of shares
                                                                                            of CMS Energy Common Stock
                                                                                            having a Fair Market Value
                                                                                            equal to 115% of the Fair
                                                                                            Market Value of one share of
                                                                                            Class G Common Stock.

            Liquidation:      In the event of the            In the event of the            In the event of the
                              liquidation of CMS Energy,     liquidation of CMS Energy,     liquidation of CMS Energy,
                              the holders of CMS Energy      each outstanding share of      each outstanding share of
                              Common Stock will receive      CMS Energy Common Stock will   Class G Common Stock will be
                              the assets, if any,            be entitled to a portion of    entitled to a portion of the
                              remaining for distribution     the assets remaining for       assets remaining for
                              to common stockholders.        distribution to holders of     distribution to holders of
                                                             Common Stock equal to the      Common Stock equal to the
                                                             amount of such assets          amount of such assets
                                                             divided by the total number    divided by the total number
                                                             of shares of CMS Energy        of shares of CMS Energy
                                                             Common Stock and Class G       Common Stock and Class G
                                                             Common Stock then              Common Stock then
                                                             outstanding.                   outstanding.

     Under Michigan law, the approval of the holders of a majority of the outstanding shares of a class of Common Stock, voting as a separate class, would be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of stock, and to authorize any amendment to the Articles of Incorporation that would increase or decrease the aggregate number of authorized shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Articles of Incorporation also provide that unless the vote or consent of a greater number of shares shall then be required by law, the approval of the holders of a majority of the outstanding shares of either class of Common Stock, voting as a separate class, will be necessary for authorizing, effecting or validating the merger or consolidation of CMS Energy into or with any other corporation if such merger or consolidation would adversely affect the powers or special rights of such class of Common Stock, either directly by amendment to the Articles of Incorporation or indirectly by requiring the holders of such class to accept or retain, in such merger or consolidation, anything other than (i) shares of such class or (ii) shares of the surviving or resulting corporation, having, in either case, powers and special rights identical to those of such class prior to such merger or consolidation. In the event that there is more than one class of Common Stock, the effect of these provisions may be to permit the holders of a majority of the outstanding shares of either class of Common Stock to block any such merger or amendment which would adversely affect the powers or special rights of holders of such class of Common Stock.

  CMS ENERGY PREFERRED STOCK

     The shares of CMS Energy Preferred Stock may be issued from time to time in one or more series with such relative rights and preferences of the shares of any such series as may be determined by the Board of Directors. The Board of Directors is authorized to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of CMS Energy Preferred Stock, the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of such series, including, but without limiting the generality of the foregoing, the following:

          (a) The rate of dividend, if any;

          (b) The price at and the terms and conditions upon which shares may be redeemed;

          (c) The rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of CMS Energy;

          (d) Sinking fund or redemption or purchase provisions, if any, to be provided for shares of the series;

          (e) The terms and conditions upon which shares may be converted into shares of other series or other capital stock, if issued with the privilege of conversion; and

          (f) The voting rights in the event of default in the payment of dividends or under such other circumstances and upon such conditions as the Board of Directors may determine.

     The specific terms of CMS Energy Preferred Stock will be described in the Prospectus Supplement relating thereto.

     Unless otherwise provided in a Prospectus Supplement, no holder of any shares of any series of CMS Energy Preferred Stock shall be entitled to vote in the election of directors or in respect of any other matter except as may be required by the Michigan Business Corporation Act, as amended.

     Unless otherwise provided in a Prospectus Supplement, holders of CMS Energy Preferred Stock will not have any preemptive rights to subscribe for or purchase any additional shares of the capital stock of CMS Energy of any class now or hereafter authorized, or any CMS Energy Preferred Stock or other securities or other right or option convertible into or exchangeable for or entitling the holder or owner to subscribe for or purchase any shares of capital stock. The future issuance of CMS Energy Preferred Stock may have the effect of delaying, deterring or preventing a change in control of CMS Energy.

  RESTRICTIONS ON PAYMENT OF DIVIDENDS BY CMS ENERGY

     CMS Energy is a legal entity separate and distinct from its various subsidiaries. As a holding company with no significant operations of its own, the principal sources of its funds are dividends or other distributions from its operating subsidiaries, in particular, Consumers, borrowings and sales of equity. The ability of Consumers and other subsidiaries of CMS Energy to pay dividends or make distributions to CMS Energy, and, accordingly, the ability of CMS Energy to pay dividends on its capital stock will depend on the earnings, financial requirements, contractual restrictions of the subsidiaries of CMS Energy, in particular, Consumers, and other factors. See "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" below.

     Dividends on capital stock of CMS Energy are limited by Michigan law to legally available assets of CMS Energy. Distributions on Common Stock may be subject to the rights of the holders, if any, of the CMS Energy Preferred Stock.

     There are restrictions on CMS Energy's ability to pay dividends contained in its Credit Facility, the Senior Debt Indenture and the GTN Indenture.

     The Credit Facility provides that CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to (i) declare or pay any cash dividend or distribution on the capital stock of CMS Energy or such subsidiaries, or (ii) purchase, redeem, retire or otherwise acquire for value any such capital stock (a "Restricted Payment"), unless: (1) no event of default under the Credit Facility, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1993 shall not have exceeded the sum of: (a) $120,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Senior Debt Indenture) since September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 30, 1993. At March 31, 1995, CMS Energy could pay cash dividends of $492 million pursuant to this restriction.

     The First and Second Supplemental Indentures to the Senior Debt Indenture, pursuant to which CMS Energy's Series A Senior Deferred Coupon Notes due October 1, 1997 and Series B Senior Deferred Coupon Notes due October 1, 1999 were issued, provide that so long as any of such Notes are outstanding, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make a Restricted Payment, unless: (1) no event of default under the Senior Debt Indenture, or event that with the lapse of time or giving of notice would constitute such an event of default, has occurred and is continuing, and (2) after giving effect to any such Restricted Payment, the aggregate amount of all such Restricted Payments since September 30, 1992 shall not have exceeded the sum of: (a) $40,000,000, (b) 100% of CMS Energy's consolidated net income (as defined in the Senior Debt Indenture) since September 30, 1992 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit), and (c) any net proceeds (as defined in the Senior Debt Indenture) received by CMS Energy for the issuance or sale of its capital stock subsequent to September 15, 1992. At March 31, 1995, CMS Energy could pay cash dividends of $499 million pursuant to this restriction.

     The GTN Indenture provides that, so long as any of the General Term Notes, Series A ("GTNs") issued thereunder are outstanding and are rated below BBB- by Standard & Poor's or by Duff & Phelps, CMS Energy will not, and will not permit certain of its subsidiaries, directly or indirectly, to make any Restricted Payments, if at any time CMS Energy or such subsidiary makes such Restricted
Payment: (1) an Event of Default (as defined in the GTN Indenture), or an event that with the lapse of time or the giving of notice or both would constitute such an Event of Default, has occurred and is continuing (or would result therefrom), or (2) the aggregate amount of such Restricted Payment and all other Restricted Payments made since September 30, 1993, would exceed the sum of: (a) $120,000,000 plus 100% of consolidated net income from September 30, 1993 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such sum shall be a deficit, minus 100% of the deficit) and (b) the aggregate net proceeds received by CMS Energy from the issue or sale of or contribution with respect to its capital stock after September 30, 1993. At March 31, 1995, CMS Energy could pay cash dividends of $492 million pursuant to this restriction.

     The foregoing provisions do not prohibit: (i) dividends or other distributions paid by CMS Energy in respect of the capital stock issued in connection with the acquisition of any business or assets by CMS Energy where such payments are payable solely from the net earnings of such business or assets; (ii) any purchase or redemption of capital stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, capital stock;
(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividends would have complied with the aforementioned limitations; or (iv) payments pursuant to the tax sharing agreement among CMS Energy and its subsidiaries.

     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, CMS Energy would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if CMS Energy were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. CMS Energy's net assets available for payment of dividends under the Michigan Business Corporation Act at March 31, 1995 were $1,207 million.

  DIVIDENDS AND PRICE RANGE OF CMS ENERGY COMMON STOCK

     CMS Energy has paid dividends on its outstanding CMS Energy Common Stock each year since its inception except 1987 and 1988. At June 27, 1995, there were approximately 61,687 CMS Energy Common Stock shareholders of record. Future dividends will depend upon CMS Energy's earnings, financial condition and other factors. Reference is made to "Capital Stock -- Restrictions on Payment of Dividends by CMS Energy" and "Primary Source of Funds of CMS Energy; Restrictions on Sources of Dividends" regarding limitations upon payment of dividends on the capital stock of CMS Energy.

     The following table indicates the high and low sales prices of the CMS Energy Common Stock for the calendar quarters indicated as reported in The Wall Street Journal under "New York Stock Exchange Composite Transactions," and the quarterly cash dividends declared per share of CMS Energy Common Stock, for the calendar quarters indicated.

                                                                           PRICE RANGE
                                                                          --------------
YEAR                                                                      HIGH      LOW     DIVIDEND
----                                                                      -----    -----    --------
1991:   First Quarter..................................................  $33      $26 1/2     $.12
        Second Quarter.................................................   30 3/4   23 3/4      .12
        Third Quarter..................................................   25 7/8   18          .12
        Fourth Quarter.................................................   19 3/4   16 5/8      .12
1992:   First Quarter..................................................   22 3/4   17 7/8      .12
        Second Quarter.................................................   21 7/8   14 7/8      .12
        Third Quarter..................................................   17 1/2   15 1/4      .12
        Fourth Quarter.................................................   18 3/8   16 3/4      .12
1993:   First Quarter..................................................   20 7/8   17 7/8      .12
        Second Quarter.................................................   25 1/2   19 1/2      .12
        Third Quarter..................................................   27 1/2   24 7/8      .18
        Fourth Quarter.................................................   27 1/8   23          .18
1994:   First Quarter..................................................   25       21 1/8      .18
        Second Quarter.................................................   22 7/8   19 5/8      .18
        Third Quarter..................................................   23 3/8   20 5/8      .21
        Fourth Quarter.................................................   23 1/4   20 7/8      .21
1995:   First Quarter..................................................   24 3/4   22 5/8      .21
        Second Quarter (through June 27, 1995).........................   25 3/8   22 1/2      .21

     The last reported sale price of the CMS Energy Common Stock on June 27, 1995 on the NYSE was $24 3/4.

PRIMARY SOURCE OF FUNDS OF CMS ENERGY; RESTRICTIONS ON SOURCES OF DIVIDENDS

     The ability of CMS Energy to pay (i) dividends on its capital stock and
(ii) its indebtedness, including the Debt Securities, depends and will depend substantially upon timely receipt of sufficient dividends or other distributions from its subsidiaries, in particular Consumers. Consumers' ability to pay dividends on its common stock depends upon its revenues, earnings and other factors. Consumers' revenues and earnings will depend substantially upon rates authorized by the MPSC.

     Consumers' ability to pay dividends is restricted by its First Mortgage Bond Indenture (the "Mortgage Indenture") and its Articles of Incorporation (the "Articles"). The Mortgage Indenture provides that Consumers can only pay dividends on its common stock out of retained earnings accumulated subsequent to September 30, 1945, provided that upon such payment, there shall remain of such retained earnings an amount equivalent to any deficiency in maintenance and replacement expenditures as compared with maintenance and replacement requirements since December 31, 1945. Because of restrictions in its Articles and Mortgage Indenture, Consumers was prohibited from paying dividends on its common stock from June 1991 to December 31, 1992. However, as of December 31, 1992, Consumers effected a quasi-reorganization in which Consumers' accumulated deficit of $574 million was eliminated against other paid-in capital. With the

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

accumulated deficit eliminated, Consumers satisfied the requirements under its Mortgage Indenture and resumed paying dividends on its common stock in May 1993.

     Consumers' Articles also provide two restrictions on its payment of dividends on its common stock. First, prior to the payment of any common stock dividend, Consumers must reserve retained earnings after giving effect to such dividend payment of at least (i) $7.50 per share on all then outstanding shares of its preferred stock, (ii) in respect to its Class A Preferred Stock, 7.5% of the aggregate amount established by its Board of Directors to be payable on the shares of each series thereof in the event of involuntary liquidation of Consumers, and (iii) $7.50 per share on all then outstanding shares of all other stock over which its preferred stock and Class A Preferred Stock do not have preference as to the payment of dividends and as to assets. Second, dividend payments during the 12 month period ending with the month the proposed payment is to be paid are limited to: (i) 50% of net income available for the payment of dividends during the base period (hereinafter defined) if the ratio of common stock and surplus to total capitalization and surplus for 12 consecutive calendar months within the 14 calendar months immediately preceding the proposed dividend payment (the "base period"), adjusted to reflect the proposed dividend, is less than 20%; and (ii) 75% of net income available for the payment of dividends during the base period if the ratio of common stock and surplus to total capitalization and surplus for the base period, adjusted to reflect the proposed dividend, is at least 20% but less than 25%.

     Consumers' Articles also prohibit the payment of cash dividends on its common stock if Consumers is in arrears on preferred stock dividend payments.

     In addition, Michigan law prohibits payment of a dividend if, after giving it effect, Consumers would not be able to pay its debts as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed, if Consumers were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Consumers' net assets available for payment of dividends under the Michigan Business Corporation Act at March 31, 1995 were $1,513 million. Currently it is Consumers' policy to pay annual dividends equal to 80% of its annual consolidated net income. Under the most restrictive of these conditions, and Consumers current dividend policy, at March 31, 1995, $69.9 million of Consumers' retained earnings were available to pay cash dividends on its common stock. Consumers' Board of Directors reserves the right to change this policy at any time.

     Consumers paid dividends on its common stock of $16.0 million on February 22, 1994, of $65.6 million on May 20, 1994, $31.0 million on August 19, 1994,
$36.0 million on November 4, 1994, $27.4 million on December 20, 1994 and $69.9 million on May 19, 1995.

CMS ENERGY MICHIGAN PREFERRED SECURITIES

  GENERAL

     CMS Energy Michigan may issue, from time to time, CMS Energy Michigan Preferred Securities, in one or more series, having terms described in the Prospectus Supplement relating thereto. The Limited Partnership Agreement will authorize the establishment of one or more series of CMS Energy Michigan Preferred Securities, having such terms, including dividends, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth therein or otherwise established by the General Partner pursuant thereto. Reference is made to the Prospectus Supplement relating to the CMS Energy Michigan Preferred Securities of a particular series for specific terms, including (i) the distinctive designation of such series which shall distinguish it from other series; (ii) the number of CMS Energy Michigan Preferred Securities included in such series, which number may be increased or decreased from time to time unless otherwise provided by the General Partner in creating the series; (iii) the annual dividend rate (or method of determining such rate) for CMS Energy Michigan Preferred Securities of such series and the date or dates upon which such dividends shall be payable, provided, however, dividends on any series of CMS Energy Michigan Preferred Securities shall be payable on a monthly basis to holders of such series of CMS Energy Michigan Preferred Securities as of a record date in each month during which such series of CMS Energy Michigan Preferred Securities are outstanding; (iv) whether dividends on CMS Energy

Michigan Preferred Securities of such series shall be cumulative, and, in the case of CMS Energy Michigan Preferred Securities of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on CMS Energy Michigan Preferred Securities of such series shall be cumulative; (v) the amount or amounts which shall be paid out of the assets of CMS Energy Michigan to the holders of CMS Energy Michigan Preferred Securities of such series upon voluntary or involuntary dissolution, winding-up or termination of CMS Energy Michigan; (vi) the price or prices at which, the period or periods within which and the terms and conditions upon which CMS Energy Michigan Preferred Securities of such series may be redeemed or purchased, in whole or in part, at the option of CMS Energy Michigan or the General Partner; (vii) the obligation, if any, of CMS Energy Michigan to purchase or redeem CMS Energy Michigan Preferred Securities of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which CMS Energy Michigan Preferred Securities of such series shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (viii) the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments thereof, upon which the CMS Energy Michigan Preferred Securities of such series shall be convertible or exchangeable at the option of the holder of the CMS Energy Michigan Preferred Securities, or CMS Energy Michigan, into any other securities or other property or cash or into any other series of CMS Energy Michigan Preferred Securities; (ix) the voting rights, if any, of CMS Energy Michigan Preferred Securities of such series in addition to those required by law or set forth in the Limited Partnership Agreement, and any requirement for the approval by the holders of CMS Energy Michigan Preferred Securities, or of CMS Energy Michigan Preferred Securities of one or more series, or of both, as a condition to specified action or amendments to the Limited Partnership Agreement; (x) the additional amounts, if any, which CMS Energy Michigan will pay as a distribution as necessary in order that the net amounts received by holders of CMS Energy Michigan Preferred Securities of such series after withholding or deduction of certain taxes, duties, assessments or governmental charges will equal the amount which would have been receivable in respect of such CMS Energy Michigan Preferred Securities in the absence of such withholding or deduction; and (xi) any other relative rights, powers, preferences, privileges, limitations or restrictions of CMS Energy Michigan Preferred Securities of the series not inconsistent with the Limited Partnership Agreement or with applicable law. All CMS Energy Michigan Preferred Securities offered hereby will be guaranteed by CMS Energy to the extent set forth below under "Description of the Guarantee." Any applicable federal income tax considerations applicable to any offering of CMS Energy Michigan Preferred Securities will be described in the Prospectus Supplement relating thereto. Unless otherwise provided in a Prospectus Supplement, the aggregate number of CMS Energy Michigan Preferred Securities which CMS Energy Michigan shall have authority to issue is unlimited.

  ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF CMS ENERGY MICHIGAN PREFERRED SECURITIES;
  EFFECT OF OBLIGATIONS UNDER THE SUBORDINATED DEBT SECURITIES AND THE GUARANTEE

     As discussed herein, CMS Energy Michigan will lend the proceeds of any sale of CMS Energy Michigan Preferred Securities to CMS Energy in return for Subordinated Debt Securities of CMS Energy in aggregate principal amount equal to the aggregate liquidation preference of such Preferred Securities, bearing interest at an annual rate equal to the annual dividend rate of such Preferred Securities and having certain redemption terms which correspond to the redemption terms for such Preferred Securities.

     As long as payments of interest and other payments are made when due on the Subordinated Debt Securities, such payments will be sufficient to cover dividends and payments due on the CMS Energy Michigan Preferred Securities primarily because (i) the aggregate principal amount of Subordinated Debt Securities will be at least equal to the sum of the aggregate stated liquidation preference of the CMS Energy Michigan Preferred Securities; (ii) the interest rate and interest and other payment dates on the Subordinated Debt Securities will match the dividend rate and dividend and other payment dates for the CMS Energy Michigan Preferred Securities; (iii) the Limited Partnership Agreement provides that CMS Energy, as General Partner, shall pay for all, and CMS Energy Michigan shall not be obligated to pay, directly or indirectly, for any, costs and expenses of CMS Energy Michigan; and (iv) the Limited Partnership Agreement further provides that the General Partner shall not cause or permit CMS Energy Michigan to, among other things, engage in any activity that is not consistent with the limited purpose of CMS Energy Michigan.

     If (i) CMS Energy Michigan fails to pay dividends in full on any series of CMS Energy Michigan Preferred Securities for 18 consecutive monthly dividend periods; (ii) an Event of Default (as defined in the Subordinated Debt Indenture) occurs and is continuing on the related series of Subordinated Debt Securities; or (iii) CMS Energy is in default on any of its payment or other obligations under the Guarantee described below, under the terms of such series of CMS Energy Michigan Preferred Securities, the holders of outstanding CMS Energy Michigan Preferred Securities of such series will have the right to appoint a Special Representative, which Special Representative shall, if an Event of Default occurs under the Subordinated Debt Indenture, be authorized to exercise CMS Energy Michigan's right to accelerate the principal amount of the Subordinated Debt Securities and to enforce CMS Energy Michigan's other creditor rights under the Subordinated Debt Securities and the rights of the holders of outstanding CMS Energy Michigan Preferred Securities under the Guarantee. In addition, if the General Partner or the Special Representative fails to enforce the Guarantee, a holder of a CMS Energy Michigan Preferred Security may institute a legal proceeding directly against CMS Energy to enforce its rights under the Guarantee without first instituting a legal proceeding against CMS Energy Michigan or any other person or entity.

     Notwithstanding the appointment of any such Special Representative, CMS Energy shall continue as General Partner and shall retain all rights under the Subordinated Debt Indenture, including any rights it may have to defer interest payments from time to time as may be provided with respect to the Subordinated Debt Securities relating to a particular series of CMS Energy Michigan Preferred Securities, and any such deferral would not constitute a default under the Subordinated Debt Indenture or enable a holder of CMS Energy Michigan Preferred Securities to require payment of a dividend that had not theretofore been declared.

     CMS Energy and CMS Energy Michigan believe that the above mechanisms and obligations, taken together, constitute a full and unconditional guarantee by CMS Energy of payments due on the CMS Energy Michigan Preferred Securities.

DESCRIPTION OF THE GUARANTEE

     Set forth below is a summary of information concerning the Guarantee which will be executed and delivered by CMS Energy for the benefit of the holders, from time to time, of each series of CMS Energy Michigan Preferred Securities. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  GENERAL

     CMS Energy will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the CMS Energy Michigan Preferred Securities of each series, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of set-off or counterclaim which CMS Energy may have or assert against CMS Energy Michigan. The following payments with respect to any series of CMS Energy Michigan Preferred Securities to the extent not paid by CMS Energy Michigan (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accrued and unpaid dividends which are required to be paid on the CMS Energy Michigan Preferred Securities of such series, to the extent CMS Energy Michigan shall have funds on hand sufficient to make such payment and funds legally available therefor, as determined by the General Partner, (ii) the redemption price, including all accrued and unpaid dividends (the "Redemption Price"), payable out of funds legally available therefor, as determined by the General Partner with respect to any CMS Energy Michigan Preferred Securities called for redemption by CMS Energy Michigan and (iii) upon a liquidation of CMS Energy Michigan, the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends on the CMS Energy Michigan Preferred Securities of such series to the date of payment and (b) the amount of assets of CMS Energy Michigan remaining available for distribution to holders of CMS Energy Michigan Preferred Securities of such series in liquidation of CMS Energy Michigan. CMS Energy's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by CMS Energy to the holders of CMS Energy Michigan Preferred Securities or by causing CMS Energy Michigan to pay such amounts to such holders.

  CERTAIN COVENANTS OF CMS ENERGY

     In the Guarantee, CMS Energy will covenant that, so long as any CMS Energy Michigan Preferred Securities remain outstanding, CMS Energy will not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock if at such time CMS Energy is in default with respect to its payment or other obligations under the Guarantee or there shall have occurred any event that, with the giving of notice or lapse of time or both, would constitute an Event of Default under the Subordinated Debt Indenture.

  AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders of CMS Energy Michigan Preferred Securities (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of the outstanding CMS Energy Michigan Preferred Securities. All guarantees and agreements contained in the Guarantee shall bind the successors, assignees, receivers, trustees and representatives of CMS Energy and shall inure to the benefit of the holders of the CMS Energy Michigan Preferred Securities then outstanding.

  TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect as to the CMS Energy Michigan Preferred Securities of any series upon full payment of the Redemption Price of all CMS Energy Michigan Preferred Securities of such series and will terminate completely upon full payment of the amounts payable upon liquidation of CMS Energy Michigan. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of CMS Energy Michigan Preferred Securities of any series must restore payment of any sums paid under such series of CMS Energy Michigan Preferred Securities or the Guarantee.

  STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of CMS Energy and will rank (i) subordinate and junior in right of payment to all other liabilities of CMS Energy (including the Subordinated Debt Securities), except those made pari passu by their terms, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by CMS Energy and with any guarantee now or hereafter entered into by CMS Energy in respect of any preferred or preference stock of any affiliate of CMS Energy and (iii) senior to Common Stock of CMS Energy. The Limited Partnership Agreement provides that each holder of CMS Energy Michigan Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Guarantee.

     The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be deposited with the General Partner to be held for the benefit of the holders of each series of CMS Energy Michigan Preferred Securities. In the event of the appointment of a Special Representative to, among other things, enforce the Guarantee, the Special Representative may take possession of the Guarantee for such purpose. If no Special Representative has been appointed to enforce the Guarantee, the General Partner has the right to enforce the Guarantee on behalf of the holders of each series of CMS Energy Michigan Preferred Securities. The holders of not less than 10% in aggregate liquidation preference of the CMS Energy Michigan Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Guarantee, including the giving of directions to the General Partner or the Special Representative, as the case may be. If the General Partner or the Special Representative fails to enforce the Guarantee as provided above, any holder of CMS Energy Michigan Preferred Securities may institute a legal proceeding directly against the guarantor to enforce its rights under the Guarantee, without first instituting a legal proceeding against CMS Energy Michigan or any other person or entity. The Guarantee will not be discharged except by payment of the Guarantee Payments in full and by complete performance of all obligations under the Guarantee.

  GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of Michigan.

                                 LEGAL OPINIONS

     Opinions as to the legality of the securities offered hereby will be rendered for CMS Energy and CMS Energy Michigan by Denise M. Sturdy, Esq., Assistant General Counsel for CMS Energy. Certain legal matters with respect to Offered Securities will be passed upon by Sidley & Austin, Chicago, Illinois, counsel to CMS Energy and CMS Energy Michigan, and by Reid & Priest LLP, New York, New York, counsel for any underwriters, dealers or agents who will be named in the related Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and schedule of CMS Energy as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994 incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP (formerly Arthur Andersen & Co.), independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim consolidated financial information for the periods ended March 31, 1994 and 1995, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended ("Securities Act"), for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future consolidated financial statements of CMS Energy and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

                              PLAN OF DISTRIBUTION

     CMS Energy and/or CMS Energy Michigan may sell the Offered Securities (i) through the solicitation of proposals of underwriters or dealers to purchase the Offered Securities; (ii) through underwriters or dealers on a negotiated basis,
(iii) directly to a limited number of purchasers or to a single purchaser; or
(iv) through agents. The Prospectus Supplement with respect to any Offered Securities will set forth the terms of such offering, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to CMS Energy and/or CMS Energy Michigan from such sale; any underwriting discounts and commissions and other items constituting underwriters' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities, CMS Energy and/or CMS Energy Michigan will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Offered Securities may be sold directly by CMS Energy and/or CMS Energy Michigan or through agents designated by CMS Energy and/or CMS Energy Michigan from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by CMS Energy and/or CMS Energy Michigan to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Offered Securities may be sold directly by CMS Energy and/or CMS Energy Michigan to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements with CMS Energy and/or CMS Energy Michigan to indemnification by CMS Energy and/or CMS Energy Michigan against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for CMS Energy and/or CMS Energy Michigan in the ordinary course of business.

     The Offered Securities may or may not be listed on a national securities exchange. Reference is made to the Prospectus Supplement with regard to such matter. No assurance can be given that there will be a market for any of the Offered Securities.

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